Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

A. Operating Results

Overview of Company

Traditionally, we have been a specialized manufacturer of bamboo charcoal based products with primary business focus in consumer products and low emission BBQ charcoal. We conduct our operations in China through our wholly owned subsidiary, USCNHK Group Limited (“USCNHK”) in Hong Kong and its majority-owned Chinese subsidiary, Zhejiang Tantech Bamboo Technology Co., Ltd. (“Tantech Bamboo”). Tantech Bamboo is engaged in the production and distribution of consumer products.

Through Tantech Bamboo’s wholly-owned Chinese subsidiaries, Zhejiang Tantech Bamboo Charcoal Co., Ltd. (“Tantech Charcoal”) and Zhejiang Babiku Charcoal Co., Ltd. (“Tantech Babiku” or “Babiku”), we conduct trading business, including the export of charcoal products; and through Tantech Bamboo’s wholly-owned Chinese subsidiary, Zhejiang Tantech Energy Tech Co., Ltd. (“Tantech Energy”), we manufacture low emission BBQ charcoal. Our subsidiary Tantech Energy was engaged in the manufacturing of Electric Double-Layer Capacitor (“EDLC”) carbon. On December 14, 2017, the Company entered into a sale agreement and related agreements to transfer its EDLC carbon business (including intellectual property rights and equipment) to Zhejiang Apeikesi Energy Co., Ltd., a PRC start-up company controlled by Dr. Zaihua Chen, our former CTO.

In the fourth quarter of 2015, we registered two Chinese subsidiary companies, Lishui Zhongzhu Charcoal Co., Ltd. (“Lishui Zhongzhu” or “Zhongzhu”) and Hangzhou Tanbo Tech Co., Ltd. (“Tanbo Tech” or “Tanbo”). Lishui Zhongzhu is engaged in the production and sales of active charcoal and other products. Tanbo Tech explores business opportunities outside Lishui area.

On June 26, 2019, the Company entered a share transfer agreement to sell all of its shares in Tantech Energy to an unrelated third party. The consideration is RMB 6,500,000 (approximately US$941,000). The Company completed the disposition process in July 2019.

Due to business strategy change. the Company closed Lishui Zhongzhu and Tantech Babiku during the year ended December 31, 2018. As a result, together with Tantech Energy, the assets and liabilities for these discontinued entities were reported as components of total assets and liabilities separate from those balances of the continuing operations. At the same time, the results of all these discontinued operations, less applicable income taxes (benefit), were reported as components of net income (loss) separate from the net income (loss) of continuing operations in accordance with ASC 205-20-45.

On December 31, 2019, Tantech Bamboo transferred all of its shares in its wholly-owned subsidiary Tantech Charcoal to Lishui Xincai Industrial Co., Ltd. (“Lishui XinCai”).

On January 2, 2020, Lishui Jikang Energy Technology Co., Ltd. (“Jikang Energy”) was established as a wholly owned subsidiary of Lishui Xincai with authorized share capital of RMB 5 million. Jikang Energy is a holding company and does not conduct any substantial business.

On January 3, 2020, Tantech Bamboo transferred all of its shares in its wholly-owned subsidiary Tanbo Tech to Lishui Xincai.

On January 13, 2020, Lishui Tantech transferred all of its shares in its wholly-owned subsidiary Tantech Bamboo to Jikang Energy.

After the above transfers, Tantech Bamboo becomes the wholly-owned subsidiary of Jikang Energy. Jikang Energy, Tanbo Tech and Tantech Charcoal become the wholly-owned subsidiaries of Lishui Xincai.

On July 12, 2017, the Company acquired 70% of the equity interest of Suzhou Yimao E-Motors Co., Ltd., which became known as Shangchi Automobile Co., Ltd. (“Shangchi Automobile”) in 2019 from its original shareholder. Shangchi Automobile is a specialty electric vehicles and battery manufacturer based in Zhang Jia Gang City, Jiangsu Province, China. After the acquisition, the Company owns a 100% equity interest of Euroasia International Capital Co., Ltd., a Hong Kong limited company (“Euroasia”) and its wholly owned subsidiary Shanghai Jiamu Investment Management Co., Ltd (“Jiamu”), which further owns 100% equity interest of Hangzhou Jiyi Investment Management Co., Ltd (“Jiyi”). Jiyi owns a 19% of equity interest of Shangchi Automobile. In addition, Jiamu entered into a series of contractual agreements with the owners of Wangbo, which owns 51% of the equity interests of Shangchi Automobile. The latest agreements include an Exclusive Management Consulting and Technology Agreement, two Equity Pledge Agreements, two Exclusive Call Option Agreements, two Proxy Agreements and two Power of Attorney (collectively, the “VIE Agreements”).

Pursuant to the above VIE Agreements, Jiamu has the exclusive right to provide Wangbo consulting services related to business operations including technical and management services. Taken together, the VIE Agreements obligate Jiamu to absorb a majority of the risk of loss from Hangzhou Wangbo Investment Management Co., Ltd (“Wangbo”)’s activities and entitle Jiamu to receive a majority of their residual returns. In essence, Jiamu has gained effective control over Wangbo. Therefore, the Company believes that Wangbo should be considered as a Variable Interest Entity (“VIE”) under the Statement of Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 810 “Consolidation”. As a result, the Company ultimately controls a 70% equity interest of Shangchi Automobile and the accounts of Shangchi Automobile are consolidated into those of the Company. Euroasia, Jiamu, Jiyi and Wangbo are all investment holding companies with no significant business activities (collective “E-Motor Holdings”).

As of June 30, 2020, the Company had three reporting segments including consumer product segment, trading segment and electric vehicle segment.

Our consumer products include purification and deodorization products, cleaning products and barbecue charcoals designed for domestic market. Purification and deodorization products and cleaning products are sold under the brand name “Charcoal Doctor” and include air purification products, deodorizer and bamboo vinegar. Cleaning products include kitchen and bathroom cleaning products, personal care products and liquid detergents. Consumer products accounted for 70.8% and 99.0% of the total revenue for the six months ended June 30, 2020 and 2019, respectively.

The largest category of our consumer products is purification and deodorization products. Made from dry distilled carbonized bamboo, our purification and deodorization products have the ability to absorb harmful substances and air-borne odors, including benzene, formaldehyde, ammonia and carbon tetrachloride. These products also come in many shapes and varieties for a multitude of purposes including pillows, cushion insoles, wrist pads, clothes hangers and other products. Bamboo vinegar is an additive that can be used in food processing, medical and hygiene products and fertilizer. Although it currently only accounts for a small portion of our revenue, bamboo vinegar products are crucial for us to maintain close ties with the agricultural industry which we believe will be a key area for growth in the coming years. Cleaning products, including disinfectants, detergents, lotions, specialized soaps and toilet cleaners are relatively new in our consumer products but provide us another opportunity for growth. Purchased from third parties and sold through our distribution channel, barbecue charcoals designed for China’s domestic market have also been a key source of revenue for us in recent years.

Our trading business was mainly related to the export of charcoal products. We established Tantech Charcoal as a trading company for the export of our charcoal products in order to avoid mixing our export sales and our production businesses. Production businesses that are combined with export businesses typically have a higher tax rate than we pay by separating these businesses. By separating the trading business from the production business, we enjoy tax incentives and more streamlined operations. Because of our experience in trading charcoal and in order to improve our cash flows, we also engaged in rubber trading through this entity until September 2013. The profit of our trading business has been relatively low, and in September 2013, we started phrasing out our trades of rubber. While we may have sporadic trades of rubber in the future and while we are still authorized to engage in rubber trading, it will not be a focus of our Company.

We are in the process to transform our business to specialty electric vehicles (EVs) market. However, we expect our sales of consumer products will stabilize in the coming years with the brand awareness and establishment for our bamboo charcoal products. Our acquisition of Shangchi Automobile completed in the second quarter of 2017 and we will focus on developing and selling specialty EVs. If our expansions into new businesses are not successful, our future results of operations and growth prospects may be materially and adversely affected. We are otherwise unaware of any specific known trends, uncertainties or events that are reasonably likely to have a material effect on our sales or revenue of consumer products. Our revenue from our trading segment is unlikely to increase significantly in future years. If we cannot increase our consumer products and electric vehicle revenues or find new business opportunities to continue the growth, our total revenue may be decreasing.

Factors Affecting Our Results of Operations

Government Policy May Impact our Business and Operating Results

We have not seen any impact of unfavorable government policy upon our business in recent years. However, our business and operating results will be affected by China’s overall economic growth and government policy. Unfavorable changes in government policies could affect the demand for our products and could materially and adversely affect our results of operations. Our bamboo charcoal based consumer products are currently not subject to the government restrictions, however, any future changes in the government’s policy upon bamboo charcoal industry may have a negative effect on the supply of our raw materials.

Price Inelasticity of Raw Materials May Reduce Our Profit

As a specialized manufacturer of bamboo charcoal based products, we rely on the continuous and stable supply of bamboo charcoal to ensure our operation and expansion. Although bamboo (and as a result bamboo charcoal) is a renewable supply, price inelasticity at any given time may increase the likelihood of bidding wars, resulting in an increase in raw material prices and thus reduce our profit. In addition, as we are competing based upon low price, we will risk losing customers by increasing our selling prices.

Competition in Consumer Product

Our products face competition from other producers. In our consumer product segment, we face competition from a number of companies that have similar product portfolios. Many of such competitors’ products are not bamboo-based; instead, we compete based on our products’ functional use. Many such competitors are able to provide functionally similar products without relying on bamboo or bamboo charcoal components.

Although our Charcoal Doctor brand is one of the largest and most famous in the charcoal bag and bamboo charcoal market, the bamboo charcoal based consumer product industry is relatively fragmented and subject to relatively low barriers of entry.

Our Charcoal Doctor air purification products compete with products from charcoal-based competitors such as Zhejiang Maitanweng Ecological Development Co., Ltd., Zhejiang Jiejiegao Charcoal Industry Co., Ltd., and Quzhou Modern Charcoal Industry, Co., Ltd.

Our Charcoal Doctor toilet cleaner competitors include non-charcoal-based competitors such as SC Johnson & Son (Shanghai) Inc. (which makes the Mr. Muscle brand in China), Blue Moon Chinese Co., Ltd., Shanghai White Cat Group Ltd., Beijing Green Umbrella Chemical Co., Ltd. and Weilai (Guangzhou) Consumer products Co., Ltd.

Our BBQ charcoals also face competition from similar products that are not made of bamboo-based charcoal. For example, our Algold grand shisha charcoal competes with Shaxian Jinlu Charcoal Factory. While our shisha charcoal is a popular bamboo-charcoal based product, the competitor product is more popular but not bamboo-charcoal based. Our other key international competitors in this area include Haiwan International Trading Co., Ltd., Nanxiong Guizhu Charcoal Co., Ltd. and Shaoguan Libao Daily Sundry Co., Ltd. In addition to these companies, we compete domestically with Fujian Zhuhai Charcoal Co., Ltd., Jiangshan Green Charcoal Co., Ltd., Pujiang Fuli Bamboo & Wood Co., Ltd. and Sanhe Senyuan Charcoal Co., Ltd.

Some of our Products are Subject to Cyclical Sales

Our BBQ charcoal products and solid bamboo charcoal products are subject to cyclical sales. We typically see our highest sales of BBQ charcoal products in April and May and then again between August and October. The first peak marks our customers’ preparation for the summer outdoor barbeque season, and the second peak is related to their purchase of our BBQ charcoal products for heating and cooking indoors in the colder months.

The peak season for our solid bamboo charcoal products is between October and November, and sales are lowest in February and March as a result of Chinese New Year, as consumers tend to purchase such products prior to the holiday, rather than after.

While we have seen higher sales near the end of the year for our liquid products, we believe our sales volume for such products is too low to consider such fluctuations cyclical. As such products are primarily for export, demand for our liquid products is most likely to be affected by seasonal and other fluctuations in the purchasing country rather than in China.

Notwithstanding the effects of seasonality, we believe the key drivers for us to maintain a competitive position in the market and positive financial performance continue to be brand recognition, product innovation and the application of new technology.

COVID-19 Have Affected Our Results of Operations

Our operations are affected by the recent and ongoing outbreak of the coronavirus disease 2019 (COVID-19) which in March 2020, was declared a pandemic by the World Health Organization. The COVID-19 outbreak is causing lockdowns, travel restrictions, and closures of businesses. Our business has been negatively impacted by the COVID-19 coronavirus outbreak to certain extent.

From late January 2020 to the middle of February 2020, the Company had to temporarily suspend our manufacturing activities due to government restrictions. During the temporary business closure period, our employees had very limited access to our manufacturing facilities and the shipping companies were not available and as a result, the Company experienced difficulty delivering our products to the customers on a timely basis. In addition, due to the COVID-19 outbreak, some of the customers or suppliers may experience financial distress, delay or default on their payments, reduce the scale of their business, or suffer disruptions in their business due to the outbreak. Any increased difficulty in collecting accounts receivable, delayed raw materials supply, bankruptcy of small and medium businesses, or early termination of agreements due to deterioration in economic conditions could negatively impact our results of operations.

In light of the current circumstances and available information, the Company’s revenues for consumer product segment decreased 21.7% for the six months ended June 30, 2020 as compared to the same period of last year, however, the sales for trading segment increased significantly due to the demand surge for bamboo charcoal used for air purification and sanitation products.

As of the date of this filing, the COVID-19 coronavirus outbreak in China appears to have slowed down and most provinces and cities have resumed business activities under the guidance and support of the government. However, there is still significant uncertainty regarding the possibility of a second wave of infections, and the breadth and duration of business disruptions related to COVID-19, which could continue to have material impact to our operations.

Results of Operation

The following table summarizes the selected results of our operation during the six months ended June 30, 2020, respectively, and provides information regarding the dollar and percentage increase or (decrease) during such years.

(All amounts, other than percentages, in thousands of U.S. dollars)

	Six months ended June 30, 2020		Six months ended June 30, 2019
Statement of Operations Data:	Dollars in thousands	As a percentage of sales revenue	Dollars in thousands	As a percentage of sales revenue	Dollar ($) Increase (Decrease)	Percentage Increase (Decrease)
Revenues	$22,890	100%	$20,951	100%	$1,939	9.3%
Cost of revenues	19,817	86.6%	17,272	82.4%	2,545	14.7%
Gross profit	3,073	13.4%	3,679	17.6%	(606)	(16.5)%

Operating expenses
Selling expenses	201	0.9%	267	1.3%	(66)	(24.7)%
General and administrative expenses	764	3.3%	1,480	7.1%	(716)	(48.4)%
Research and development expenses	303	1.3%	36	0.2%	267	741.7%
Total operating expenses	1,268	5.5%	1,783	8.5%	(515)	(28.9)%

Income (loss) from operations	1,805	7.9%	1,896	9.0%	(91)	(4.8)%

Other income (expenses)
Interest income	18	0.1%	32	0.2%	(14)	(43.8)%
Interest expense	(185)	(0.8)%	(229)	(1.1)%	44	(19.2)%
Other income	18	0.1%	38	0.2%	(20)	(52.6)%
Total other income (expense)	(149)	(0.7)%	(159)	(0.8)%	10	(6.3)%

Income (loss) before income taxes	1,656	7.2%	1,737	8.3%	(81)	(4.7)%
Provision for income taxes	685	3.0%	546	2.6%	139	25.5%

Net income (loss) from continuing operations	971	4.2%	1,191	5.7%	(220)	(18.5)%
Net income (loss) from discontinued operations	-	-%	(760)	(3.6)%	760	(100.0)%
Net income (loss)	971	4.2%	431	2.1%	540	125.3%
Net income (loss) attributable to common stockholders of Tantech Holding Inc.	$1,224	5.3%	$665	3.2%	$559	84.1%

Revenues: revenues increased by approximately $1.9 million, or 9.3%, to approximately $22.9 million in the six months ended June 30, 2020 from approximately $21.0 million in the same period of 2019. The increase was mainly attributable to the significant increase of our trading segment because of the demand surge for our bamboo charcoal used for active charcoal masks, air purification and sanitation products in order to combat the COVID-19.

Consumer product segment

Our consumer product segment is the largest among our three segments. Our revenue from consumer products was primarily generated through the sales of our purification and deodorization products and cleaning products and barbecue charcoals designed for the domestic market. Our consumer products are considered to be environmentally friendly not only because of the lifespan and fast growth rate of bamboo, but also the minimum waste in the process of producing our products. In addition, our products feature a high raw material utilization rate and have met the standards set for designation of “environmentally friendly” enterprises by the Chinese Society for Environmental Sciences. Moreover, our facilities have received ISO 14001:2004 certification, which reflects our focus on measuring and managing our environmental impact.

A study conducted in Shanghai’s Lianhua Supermarket found that, given equivalent products, 85% of the consumers preferred environmentally friendly products and were willing to pay prices up to 5% higher than traditional products. We anticipate that growing consumer preferences for environmentally friendly products over traditional household cleaning products and increasing consumer awareness of our brand as an “environmentally friendly” enterprise will drive revenue from our consumer products in the coming years.

Revenues from consumer product segment decreased by $4.5 million, or 21.9%, to $16.2 million in the six months ended June 30, 2020 from $20.7 million in the same period of 2019. The gross margin of consumer product segment increased to 19.1% in the six months ended June 30, 2020 from 16.7% in the same period of 2019. The decrease in our revenue from consumer product segment in the six months ended June 30, 2020 was mainly because of interruption of the operation due to COVID-19 lockdowns. From late January 2020 to the middle of February 2020, we had to temporarily suspend our manufacturing activities due to government restrictions. During the temporary business closure period, our employees had very limited access to our manufacturing facilities.

Trading segment

Revenue from our trading segment was approximately $6.3 million in the six months ended June 30, 2020, an increase of 3179.9% from $0.2 million in the same period of 2019. The increase was mainly attributable to the significant increase of our trading segment because of the demand surge for our bamboo charcoal used for active charcoal masks, air purification and sanitation products in order to combat the COVID-19. However, as a joint effort to conquer the virus, we did not charge normal gross margin for certain orders, as a result, the gross margin of trading segment decreased to negative 0.6% in the six months ended June 30, 2020 from 99.4% in the same period last year.

Electric Vehicle (“EV”) segment

On July 12, 2017, the Company completed the acquisition of 70% of the equity interest of Suzhou E-Motors, which became known as Shangchi Automobile in 2019, a specialty electric vehicles and power batteries manufacturer based in Zhang Jia Gang City, Jiangsu Province, People’s Republic of China. The Company believes that the acquisition brings new advanced technologies and economic synergies in electric vehicle market and broaden the Company’s customer base and cross-selling opportunities.

The revenue for our EV segment was approximately $0.4 million in the six months ended June 30, 2020, as compared to the sales of approximately $0.02 million in the same period of 2019. The revenue was mainly from the commission income in connection to the 34 electronic logistic cars the Company sold on behalf of other manufacturers in the six months ended June 30, 2020, as well as revenues from electrical battery sales. For the same period last year, our revenue was all from commission income related to electronic logistic cars sales.

The Company is eligible for a government manufacturing rebate on each qualifying electric bus sold. The government manufacturing rebates are typically provided to eligible alternative energy automobile manufacturers after sales are finalized and paperwork regarding the eligible mileages is submitted. We have been experiencing delays of government rebate processing time and reduction of the amount of government rebates on eligible vehicles.

We decided to temporarily slow down the EV productions as our costs would not be covered when we are not able to receive the government rebates to EV manufacturers timely because of the much stricter new government rebate policy issued in 2019. Subsequent to June 30, 2020, we received approximately $2.3 million (RMB 16.4 million) government rebate from our eligible electronic cars sold in 2016.

Cost of revenues:

Our cost of revenues increased by approximately $2.5 million or 14.7% to approximately $19.8 million in the six months ended June 30, 2020 from approximately $17.3 million in the same period of 2019. As a percentage of revenues, the cost of revenue increased to 86.6% in the six months ended June 30, 2020 from 82.4% in the same period of 2019.

The increase in cost of revenues as a percentage of revenues in the six months ended June 30, 2020 was mainly attributable to the increased cost of revenues from our trading segment due to higher sales volume.

Gross profit:

Our gross profit decreased by approximately $0.6 million, or 16.5% to approximately $3.1 million in the six months ended June 30, 2020 from approximately $3.7 million in the same period of 2019. The gross profit margin was 13.4% in the six months ended June 30, 2020, as compared to 17.6% in the same period of 2019. The decrease in gross margin was mainly due to the decrease gross margin for trading and EV segments, compensated to the increased gross margin for our consumer products.

On segment basis, gross margins for consumer products, trading and EV segments were 19.1%, (0.6) %, and 5.3%, respectively, for the six months ended June 30, 2020, as compared to 16.7%, 99.4%, and 96.7%. respectively, for the six months ended June 30, 2019.

Selling expenses:

Selling expenses were approximately $0.2 million in the six months ended June 30, 2020 and approximately $0.3 million in the same period of 2019. As a percentage of sales, our selling expenses were 0.9% of revenues in the six months ended June 30, 2020, as compared to 1.3% of revenues in the same period of 2019.

General and administrative expenses:

Our general and administrative expenses decreased by approximately $0.8 million or 48.4%, to approximately $0.7 million in the six months ended June 30, 2020 from approximately $1.5 million in the same period of 2019. As a percentage of revenues, general and administrative expenses decreased to 3.3% in the six months ended June 30, 2020, compared to 7.1% in the same period of 2019. The decrease was primarily attributable to the interruption of the operation due to COVID-19 lockdowns. In addition, our professional and consulting fees expenses were decreased by approximately $0.3 million as compared to the same period of 2019.

Research and development expenses

Research and development expenses increased by $0.3 million, or 741.7%, to $0.3 million in the six months ended June 30, 2020 from $0.04 million in the same period of 2019. The increase was primarily due to more R&D activities in the six months ended June 30, 2020 as we increased activities for our electric vehicle segment, mainly for the researches related to electrical battery and vehicle researches.

Total operating expenses

Total operating expenses decreased by $0.5 million, or 28.9%, to $1.3 million in the six months ended June 30, 2020 from $1.8 million in the same period of 2019, which was mainly due to a decrease of approximately $0.7 million in general and administrative expenses in the six months ended June 30, 2020 compared to the same period of 2019 due to the interruption of the operation because of COVID-19 lockdowns.

Interest expenses, net

Our interest expenses decreased by approximately $0.04 million, or 19.2% to approximately $0.18 million in the six months ended June 30, 2020, from approximately $0.23 million in the same period of 2019. The decrease in interest income was mainly due to lower loan balance, and a one-time interest income of approximately $0.02 for the six months ended June 30, 2020 as compared to the same period last year.

Other Income

Other income was $0.02 million in the six months ended June 30, 2020 and approximately $0.04 million in the same period of 2019. For six months ended June 30, 2020, other income was primarily related to the government subsidy income. For the same period last year, other income was primary related to the consulting fee that we charged to a third-party company using our patent in its production of doors with air treatment functionality.

Income before income taxes from continuing operations

Our income before income tax from continuing operations was approximately $1.7 million and $1.7 million for six months ended June 30, 2020 and 2019, respectively.

Provision for income taxes

Our provision for income taxes was approximately $0.7 million in the six months ended June 30, 2020, an increase of approximately $0.2 million or 25.5% from approximately $0.5 million in the same period of 2019. The increase was mainly due to increase in income before income taxes from continuing operations in the six months ended June 30, 2020 comparing to the same period of 2019.

Net income from discontinued operations

During fiscal 2019, we closed Tantech Babiku and Lishui Zhongzhu, and we also sold Tantech Energy because of business strategy change. For the six months ended June 30, 2019, we had a net loss and $0.8 million from these discounted operations. We had no discounted operations for the six months ended June 30, 20.

Net income attributable to common stockholders

Our net income attributable to common stockholders was approximately $1.2 million in the six months ended June 30, 2020, an increase of approximately $0.6 million from approximately $0.7 million in the same period of 2019. The increase was attributable to the factors described above.

B. Liquidity and Capital Resources

We are a holding company incorporated in the British Virgin Islands. We may need dividends and other distributions on equity from our PRC subsidiaries to satisfy our liquidity requirements. Current PRC regulations permit our PRC subsidiaries to pay dividends to us only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, our PRC subsidiaries are required to set aside at least 10% of their respective accumulated profits each year, if any, to fund certain reserve funds until the total amount set aside reaches 50% of their respective registered capital. Our PRC subsidiaries may also allocate a portion of its after-tax profits based on PRC accounting standards to employee welfare and bonus funds at their discretion. These reserves are not distributable as cash dividends.

We have relied on direct payments of expenses by our subsidiaries (which generate revenues), to meet our obligations to date.

For the year ended December 31, 2019, the Company had a significant decrease in net income. In addition, the Company closed Babiku and Zhongzhu, and sold Tantech Energy’s remaining operation due to business strategic changes during the years ended December 31, 2019 and 2018. All of these events had significant impact on the Company’s operations.

For its consumer product sector, the Company significantly cut its sales to supermarket customers because of long-aged accounts receivable from these supermarket customers as online shopping has become increasingly popular. The Company has been experiencing longer collection periods. That leads to higher balances of accounts receivable as compared to prior years. Meanwhile, the EV sector is also experiencing delays of government rebate processing time and reduction of the amount of government rebates on eligible vehicles.

Due to a successful equity financing which resulted in net proceeds of $5.6 million in September 2017, the Company still had approximately $15.4 million cash on hand as of June 30, 2020. Although the Company maintains a positive working capital as of June 30, 2020 and generated positive cash flows from its operations during the six months ended June 30, 2020, the future operations of the Company depend on whether or not the Company can successfully collect its accounts receivable and utilize its advances, as well as how the change of government policies affect its new EV business. Without additional equity financing, the Company may heavily rely on bank borrowings or shareholder/related party loans to fund its working capital needs. As of June 30, 2020 and December 31, 2019, the Company had a short-term loan balance of approximately $6.6 million and $6.9 million, respectively. In addition, the Company had bank acceptance notes payable balance of approximately $1.4 million and $0.2 million as of June 30, 2020 and December 31, 2019, respectively. Any failure to renew these bank borrowings upon their maturities could have an adverse impact on the Company’s operations.

The Company currently plans to fund its operations mainly through cash flow from its operations, renewal of bank borrowings, additional equity financing and the continuing financial support by its shareholders and its affiliates controlled by its principal shareholder, if necessary, in the near future to ensure sufficient working capital. The Company has implemented a stricter policy on sales to supermarkets and less credible customers and continues to improve its collection efforts on accounts with outstanding balances. The Company is actively working with other customers and suppliers and expects to fully collect or utilize the rest of prepayment balance in 2020.

The Company is also working closely with the local government to speed up the collection process of the outstanding government rebate balance in 2020. With disposal of its EDLC business and placing focus on manufacturing of more marketable consumer products, the Company is shifting its strategy to cut back costs and ensure profitability. Although the Company is currently not generating net income from its EV sector, it has been focusing on reducing the costs and expenses and developing other non-rebate alternative energy products. The Company plans to fund this sector through additional private placement and continued support from the parent company even without timely receipt of government rebate. The principal shareholder of the Company, along with the affiliated entity, Forasen Group, has made pledges to provide financial support to the Company whenever necessary.

Based on its current operating plan, management believes that the above-mentioned measures collectively will provide sufficient liquidity for the Company to meet its future liquidity and capital requirements for at least next twelve months from the date of this report.

Further, although instruments governing the current debts incurred by our PRC subsidiaries do not have restrictions on their abilities to pay dividend or make other payments to us, the lender may impose such restriction in the future. As a result, our ability to distribute dividends largely depends on earnings from our PRC subsidiaries and its ability to pay dividends out of its earnings. We cannot assure you that our PRC subsidiaries will generate sufficient earnings and cash flows in the near future to pay dividends or otherwise distribute sufficient funds to enable us to meet our obligations, pay interest and expenses or declare dividends.

As of June 30, 2020, we had cash and cash equivalents of approximately $15.4 million. Our current assets were approximately $67.8 million and our current liabilities were approximately $18.0 million, which resulted in a current ratio of 3.8:1, increased from 3.6:1 in fiscal 2019. Total shareholders’ equity as of June 30, 2020 was approximately $94.1 million.

Our accounts receivable turnover in days were 330 days and 269 days for the six months ended June 30, 2020 and the year ended December 31,2019, respectively. Although we typically do not grant special payment terms to our customers, some of our customers, who are large retailers and wholesale chains, tend to require longer payment terms but are unlikely to default. The instances of slow payments and long-aging receivables may have negative impact on our short-term operating cash flow and future liquidity. We periodically review our accounts receivable and allowance level in order to ensure our methodology used to determine allowances is reasonable and accrued additional allowances if necessary.  We have recently put a lot of efforts into accounts receivable collection through tightening our customer credit policy and strengthening monitoring of uncollected receivables. If the Company has difficulty collecting, the following steps will be taken, including but not limited to: cease any additional shipments to the customers, visit the customers to request payments on past due invoices, and if necessary, take legal recourse. If all of these steps are unsuccessful, management will determine whether or not the receivable will be reserved or written off.

For the accounts receivable from continuing operations, the Company provided bad debt allowance of $5.6 million against the aged accounts receivable balances. Subsequent to June 30, 2020 and through September 30, 2020, the Company collected $13.3 million or 27% of the accounts receivable balance from continuing businesses as of June 30, 2020.

As of June 30, 2020 and December 31, 2019, the Company had significant advances to suppliers of approximately $4.7 million and 13.1 million, respectively. The $4.7 million advance payments include the payment of $1,415,000 (RMB 10 million) made to Lishui Jiuanju Commercial Trade Ltd., a related party, to purchase bamboo charcoal materials. In order to ensure a steady supply of raw materials, the Company is required from time to time to make cash advances when placing its purchase orders. Due to recent tighten environmental protection policies in China, many smaller suppliers have gone out of business. The Company monitors the advances to suppliers account and the allowance level periodically in order to ensure the related allowance is reasonable. We have since enhanced our collections or realization on advance to suppliers through tightening vendor prepayment policy and strengthening monitoring of unrealized prepayment. If the Company has difficulty collecting, the following steps will be taken: cease additional purchases from these suppliers, visit the suppliers to request return of the prepayments promptly, and if necessary, take legal recourse. If all of these steps are unsuccessful, management will determine whether or not the prepayment will be reserved or written off.

The following table sets forth summary of our cash flows for the fiscal years indicated:

(All amounts in thousands of U.S. dollars)

	Six months ended June 30, 2020	Six months ended June 30, 2019
Net cash provided by operating activities	$2,440	$11,367
Net cash used in investing activities	12	(89)
Net cash provided by (used in) financing activities	521	(5,900)
Effect of exchange rate changes on cash	(198)	(430)
Net increase (decrease) in cash, restricted cash	2,775	4,948
Cash, restricted cash, beginning of year	12,646	9,870
Cash, restricted cash, end of year	$15,422	$14,818

Operating Activities

Net cash provided by operating activities was approximately $2.4 million in the six months ended June 30, 2020, compared to cash provided by operating activities of approximately $11.4 million in the same period of 2019. The change in net cash provided by operating activities was primarily attributable to the following factors:

•	A reduction of approximately $8.2 million on advance to suppliers.

•	An increase of approximately $1.0 million in account payable.

•	The Company had a net income of approximately $1.0 million in the six months ended June 30, 2020.

Offset by the impacts from the following factors:

•	An increase of approximately $4.6 million in accounts receivable due to more sales, as well as slow payments due to the impact of COVID-19 in the six months ended June 30, 2020.

•	A reduction of customer deposits of approximately $2.9 million.
•	An increase of approximately $1.3 million in inventories due to more sales in the six months ended June 30, 2020.

Net cash provided by investing activities was $0.01 million in the six months ended June 30, 2020, compared to net cash used in investing activities of $0.09 million in the same period of 2019. The investing activities was primarily attributable the addition and renovation of our workshops and office buildings; purchasing of equipment in connection with our business activities.

Net cash provided by financing activities was $0.5 million in the six months ended June 30, 2020, compared to net cash used in financing activities of $5.9 million in the same period of 2019. Net cash provided by financing activities in the six months ended June 30, 2020 primarily due to net proceed of approximately $1.2 million for bank acceptance notes payable and net repayment of $0.6 million of loans from banks and related parties.

Our primary source of cash is currently generated from the sales of our products and bank borrowings. In the coming years, we will be looking to other sources, such as raising additional capital by issuing shares of our common stock to meet our cash needs. While facing uncertainties in regards to the size and timing of capital raise, we expect to be able to meet our working capital and capital expenditure requirements by using our cash on hand, cash flows from operations and bank borrowings in the next twelve months.

Loan Facilities

As of June 30, 2020, the balance of our bank loans was approximately $6.6 million. Our outstanding balance of bank acceptance notes was $1.4 million as of June 30, 2020.

As of June 30, 2020, the details of all our short-term bank loans are as follow:

No.	Type	Contracting Party	Valid Date	Duration	Amount
1	Short-term bank loan	Bank of China	January 7, 2020	6 months	$1,415,000
2	Short-term bank loan	Bank of China	January 6, 2020	6 months	$2,515,870
3	Short-term bank loan	Shanghai Pudong Development Bank	April 27, 2020	12 months	$2,688,500

We have repaid in full for the loans from bank of china upon maturity in July 2020, and the Company was able to renew the loans as follows:

On July 9, 2020, Tantech Charcoal entered into a short-term loan agreement with Bank of China (Lishui Branch) to borrow approximately $2.7 million (RMB 19.3 million) for one year with annual interest rate of 4.85%. The purpose of the loan was for purchasing bamboo charcoal materials. The loan was guaranteed by Forasen Group Ltd., Tantech Bamboo, Zhejiang Meifeng Tea Industry Co., Ltd., Lishui Jiuanju Commercial Trade Co., Ltd., a related party, and three individual related parties, Zhengyu Wang, Chairman of the Board and previous CEO of the Company, his wife, Yefang Zhang, and his relative, Aihong Wang.

Although we currently do not have any material unused sources of liquidity, giving effect to the foregoing bank loans and other financing activities, we believe that our currently available working capital should be adequate to sustain our operations at our current levels through at least for the next twelve months. We will consider additional borrowing or public offering based on our working capital needs and capital expenditure requirements. There is no seasonality of our borrowing activities.

Statutory Reserves

Under PRC regulations, all our subsidiaries in the PRC may pay dividends only out of their accumulated profits, if any, determined in accordance with PRC GAAP. In addition, these companies are required to set aside at least 10% of their after-tax net profits each year, if any, to fund the statutory reserves until the balance of the reserves reaches 50% of their registered capital. The statutory reserves are not distributable in the form of cash dividends to the Company and can be used to make up cumulative prior year losses.

Restrictions on net assets also include the conversion of local currency into foreign currencies, tax withholding obligations on dividend distributions, the need to obtain State Administration of Foreign Exchange approval for loans to a non-PRC consolidated entity. We did not have these restrictions on our net assets as of June 30, 2020 and December 31, 2019. We are also a party to certain debt agreements that are secured with pledges on our real property in Shuige Industrial Zone facility located in Lishui, China. But such debt agreements do not restrict our net assets and instead only impose restrictions on the pledged property.

The following table provides the amount of our statutory reserves, the amount of restricted net assets, consolidated net assets, and the amount of restricted net assets as a percentage of consolidated net assets, as of June 30, 2020 and December 31, 2019.

	As of June 30, 2020	As of December 31, 2019
Statutory Reserves	$6,379,276	$6,379,276
Total Restricted Net Assets	$6,379,276	$6,379,276
Consolidated Net Assets	$94,142,834	$94,532,261
Restricted Net Assets as Percentage of Consolidated Net Assets	6.8%	6.7%

Total restricted net assets accounted for approximately 6.8% of our consolidated net assets as of June 30, 2020. As our subsidiaries usually set aside only 10% of after-tax net profits each year to fund the statutory reserves and are not required to fund the statutory reserves when they incur losses, we believe the potential impact of such restricted net assets on our liquidity is limited.

Total restricted net assets accounted for approximately 6.7% of our consolidated net assets as of December 31, 2019. As our subsidiaries usually set aside only 10% of after-tax net profits each year to fund the statutory reserves and are not required to fund the statutory reserves when they incur losses, we believe the potential impact of such restricted net assets on our liquidity is limited.

Capital Expenditures

We had capital expenditures of $0.01 million and $0.1 million for the six months ended June 30, 2020 and 2019, respectively for the addition and renovation of our workshops and office buildings; purchasing of equipment in connection with our business activities.

We expect that our capital expenditures will increase in the future as our business continues to develop and expand. We have used cash generated from our subsidiaries’ operations to fund our capital commitments in the past and anticipate using such funds and proceeds received from our initial public offering, our secondary offering and other sources to fund capital expenditure commitments in the future.

E. Off-balance Sheet Arrangements

We provided a guaranty on behalf of Forasen Group’s outstanding line of credit of RMB 57,070,000 (equivalent to $8,075,405 by pledging our building with a net book value of approximately $6.4 million as the collateral for the loan and notes. The guaranty will be expired on July 23, 2020. As of today, no additional guarantee was made by the Company.

Except for the above-mentioned guaranty, we have not entered into any other financial guarantees or other commitments to guarantee the payment obligations of any third parties. In addition, we have not entered into any derivative contracts that are indexed to our own shares and classified as shareholder’s equity, or that are not reflected in our consolidated financial statements.

Critical Accounting Policies

We prepare our financial statements in conformity with accounting principles generally accepted by the United States of America (“U.S. GAAP”), which requires us to make judgments, estimates and assumptions that affect our reported amount of assets, liabilities, revenue, costs and expenses, and any related disclosures. Although there was no material changes made to the accounting estimates and assumptions in the past three years, we continually evaluate these estimates and assumptions based on the most recently available information, our own historical experience and various other assumptions that we believe to be reasonable under the circumstances. Since the use of estimates is an integral component of the financial reporting process, actual results could differ from our expectations as a result of changes in our estimates.

We believe that the following accounting policies involve a higher degree of judgment and complexity in their application and require us to make significant accounting estimates. Accordingly, these are the policies we believe are the most critical to understanding and evaluating our consolidated financial condition and results of operations.

Discontinued operation

In accordance with ASU No. 2014-08, Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity, a disposal of a component of an entity or a group of components of an entity is required to be reported as discontinued operations if the disposal represents a strategic shift that has (or will have) a major effect on an entity’s operations and financial results when the components of an entity meets the criteria in paragraph 205-20-45-1E to be classified as held for sale. When all of the criteria to be classified as held for sale are met, including management, having the authority to approve the action, commits to a plan to sell the entity, the major current assets, other assets, current liabilities, and noncurrent liabilities shall be reported as components of total assets and liabilities separate from those balances of the continuing operations. At the same time, the results of all discontinued operations (which we presented as operations to be disposed and operations disposed), less applicable income taxes (benefit), shall be reported as components of net income (loss) separate from the net income (loss) of continuing operations in accordance with ASC 205-20-45.

Use of Estimates

In preparing the consolidated financial statements in conformity with US GAAP, management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the dates of the consolidated financial statements, as well as the reported amounts of revenues and expenses during the reporting year. Significant items subject to such estimates and assumptions include the fair value estimates used in the purchase price allocation, the useful lives of property and equipment; allowances pertaining to the allowance for doubtful accounts and advances to related parties and suppliers; the valuation of inventories; and the realizability of deferred tax assets.

Business Combinations

Business combinations are accounted for under the purchase method of accounting. Under the purchase method, assets and liabilities of the business acquired are recorded at their estimated fair values as of the date of acquisition with any excess of the cost of the acquisition over the fair value of the net tangible and intangible assets acquired recorded as goodwill. Results of operations of the acquired business are included in the income statement from the date of acquisition.

Revenue Recognition

The Company adopted ASC Topic 606 Revenue from Contracts with Customers (“ASC 606”) on January 1, 2018 using the modified retrospective approach. Revenues for the years ended December 31, 2019 and 2018 were presented under ASC 606, and revenues for the year ended December 31, 2017 was not adjusted and continue to be presented under ASC Topic 605, Revenue Recognition. There is no adjustment to the opening balance of retained earnings at January 1, 2018 since there was no change to the timing and pattern of revenue recognition upon adoption of ASC 606. Under ASC 606, revenue is recognized when control of promised goods or services is transferred to the Company’s customers in an amount of consideration to which an entity expects to be entitled to in exchange for those goods or services.

The Company’s revenues are primarily derived from the following sources:

Sales of products: The Company recognizes sales revenue, net of sales taxes and estimated sales returns, at the time the product is delivered to the customer and control is transferred (point of sale).

Commission income: The Company acts as an agent without assuming the risks and rewards of ownership of the goods and reports the revenue on a net basis. Revenue is recognized based on the completion of the contracted service.

Government manufacturing rebate income: The Company is eligible for a government manufacturing rebate on each qualifying electric bus sold. The government manufacturing rebates are recognized as part of revenue when sales are finalized, amount of rebates can be reasonably estimated and collection is assured. The collectability of rebates can be assured as long as the sales are deemed qualifying based on the criteria set by the government.

Revenue is reported net of all value added taxes. The Company does not routinely permit customers to return products and historically, customer returns have been immaterial.

Long term investments

The Company accounts for investment in equity investees over which it has significant influence but does not own a majority of the equity interest or lack of control using the equity method. For investment in equity investees over which the Company does not have significant influence or the underlying shares the Company invested in are not considered in-substance common stock and have no readily determinable fair value, the cost method accounting is applied.

The Company records the equity method investments at historical cost and subsequently adjusts the carrying amount each period for share of the earnings or losses of the investee and other adjustments required by the equity method of accounting. Dividends received from the equity method investments are recorded as reductions in the cost of such investments. The Company records the cost method investments at historical cost and subsequently record any dividends received from the net accumulated earnings of the investee as income. Dividends received in excess of earnings are considered a return of investment and are recorded as reductions in the cost of the investments.

Investment in equity investees are evaluated for impairment when facts or circumstances indicate that the fair value of the investment is less than its carrying value. An impairment is recognized when a decline in fair value is determined to be other-than-temporary. The Group reviews several factors to determine whether a loss is other-than-temporary. These factors include, but are not limited to, the: (i) nature of the investment; (ii) cause and duration of the impairment; (iii) extent to which fair value is less than cost; (iv) financial condition and near term prospects of the investments; and (v) ability to hold the security for a period of time sufficient to allow for any anticipated recovery in fair value.

Recent accounting pronouncements

The Company considers the applicability and impact of all accounting standards updates (“ASUs”). Management periodically reviews new accounting standards that are issued.

In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments (“ASU 2016-13”) which requires the measurement and recognition of expected credit losses for financial assets held at amortized cost. ASU 2016-13 replaces the existing incurred loss impairment model with an expected loss methodology, which will result in more timely recognition of credit losses. ASU 2016-13 is effective for annual reporting periods, and interim periods within those years, beginning after December 15, 2019. The Company is currently in the process of evaluating the impact of the adoption of ASU 2016-13 on its consolidated financial statements.

In February 2018, the FASB issued ASU 2018-02, which allows a reclassification from accumulated other comprehensive income to retained earnings for adjustments to tax effects that were originally recorded in other comprehensive income due to changes in the U.S. federal corporate income tax rate resulting from the enactment of the U.S. tax reform legislation, commonly referred to as the Tax Cuts and Jobs Act (the “Tax Act”). The Company does not believe this guidance has a material impact on its consolidated financial statements.

In March 2018, the FASB issued ASU 2018-05— Income Taxes (Topic 740): Amendments to SEC Paragraphs Pursuant to SEC Staff Accounting Bulletin No. 118 (“ASU 2018-05”), which amends the FASB Accounting Standards Codification and XBRL Taxonomy based on the Tax Cuts and Jobs Act (the “Act”) that was signed into law on December 22, 2017 and Staff Accounting Bulletin No. 118 (“SAB 118”) that was released by the Securities and Exchange Commission. The Act changes numerous provisions that impact U.S. corporate tax rates, business-related exclusions, and deductions and credits and may additionally have international tax consequences for many companies that operate internationally. The Company does not believe this guidance has a material impact on its consolidated financial statements.

On June 20, 2018, the FASB issued ASU No. 2018-07, Compensation—Stock Compensation (Topic 718) - Improvements to Nonemployee Share-Based Payment Accounting, which aligns the accounting for share-based payment awards issued to employees and nonemployees. Under ASU No. 2018-07, the existing employee guidance will apply to nonemployee share-based transactions (as long as the transaction is not effectively a form of financing), with the exception of specific guidance related to the attribution of compensation cost. The cost of nonemployee awards will continue to be recorded as if the grantor had paid cash for the goods or services. In addition, the contractual term will be able to be used in lieu of an expected term in the option-pricing model for nonemployee awards. The new standard is effective for us on January 1, 2019. Early adoption is permitted, including in interim periods, and should be applied to all new awards granted after the date of adoption. The Company does not believe this guidance has a material impact on its consolidated financial statements.

In August 2018, the FASB Accounting Standards Board issued ASU No. 2018-13, “Fair Value Measurement (Topic 820): Disclosure Framework Changes to the Disclosure Requirements for Fair Value Measurement” (“ASU 2018-13”). ASU 2018-13 modifies the disclosure requirements on fair value measurements. ASU 2018-13 is effective for public entities for fiscal years beginning after December 15, 2019, with early adoption permitted for any removed or modified disclosures. The removed and modified disclosures will be adopted on a retrospective basis and the new disclosures will be adopted on a prospective basis. The Company does not expect this guidance will have a material impact on its consolidated financial statements.

In January 2020, the FASB issued ASU 2020-01, Investments - Equity Securities (Topic 321), Investments - Equity Method and Joint Ventures (Topic 323), and Derivatives and Hedging (Topic 815) (“ASU 2020-01”), which is intended to clarify the interaction of the accounting for equity securities under Topic 321 and investments accounted for under the equity method of accounting in Topic 323 and the accounting for certain forward contracts and purchased options accounted for under Topic 815. ASU 2020-01 is effective for the Company beginning January 1, 2021. The Company is currently evaluating the effect of adopting this ASU on the Group’s financial statements.

Except for the above-mentioned pronouncements, there are no new recent issued accounting standards that will have material impact on the consolidated financial position, statements of operations and cash flows.

F. Tabular Disclosure of Contractual Obligations

Below is a table setting forth all of our contractual obligations as of June 30, 2020, which consists of our short-term loan agreements, loans from third parties and due to related parties:

	Payment Due by Period
Contractual Obligations	Total	Less than 1 year	1 – 3 years	3 – 5 years	More than 5 years
Short-Term Debt Obligations	$6,619,370	$6,619,370	$-	$-	$-
Bank Acceptance Notes Payable	1,417,830	1,417,830	-	-	-
Due to third parties	283,000	283,000	-	-	-
Due to related parties	1,055,926	1,055,926	-	-	-
Total	$9,376,126	$9,376,126	$-	$-	$-

G. Safe Harbor

See “Special Note Regarding Forward-Looking Statements.”